Exhibit 99.1

For Immediate Release
Contact: Harvey Grossblatt, President
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
or
Don Hunt, Jeff Lambert
Lambert, Edwards & Associates, Inc.
616-233-0500

Universal Security Instruments Reports Third-Quarter Results

OWINGS MILLS, MD. February 13, 2013: Universal Security Instruments, Inc. (NYSE AMEX: UUU) today announced earnings for its third fiscal quarter ended December 31, 2012.

For the three months ended December 31, 2012, net sales were $4,753,736 as compared to net sales of $3,186,197 for the three months ended December 31, 2011, a 49% increase. The Company reported net income of $23,257, or $0.01 per basic and diluted share for the 2012 period, compared to net income of $67,226, or $0.03 per basic and diluted share, for the same period last year. Included in the quarter’s result was a $300,000 valuation reserve for deferred taxes.

For the nine months ended December 31, 2012, net sales were $11,269,901 versus $9,695,013 for the 2011 period. The Company reported a net loss of $557,534, or $0.24 per basic and diluted share for the nine months ended December 31, 2012, compared to net loss of $242,134, or $0.10 per basic and diluted share, for the same period last year. The primary reason for the increased loss was a $300,000 valuation reserve for deferred taxes.

“We are pleased with the sales growth achieved this quarter, primarily from our New Gen products, and with the Company’s return to profitability in the third fiscal quarter. Also, our Hong Kong Joint Venture’s net sales and net income grew during the third fiscal quarter; both sequentially and from the comparable quarter,” said Harvey Grossblatt, CEO of Universal.

The Company further reported that it has purchased 12,000 shares of stock under its Stock Repurchase Plan. The total buyback to date is 87,128 shares at an average price of $5.17. The company’s book value was $11.12 at December 31, 2012, compared to $11.26 at December 31, 2011.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has an over 40-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended December 31,
	2012	2011
Sales	$4,753,736	$3,186,197
Net income	23,257	67,226
Income per share:
Basic	0.01	0.03
Diluted	0.01	0.03
Weighted average number of common shares outstanding:
Basic	2,310,672	2,377,211
Diluted	2,314,338	2,383,093

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended December 31,
	2012	2011
Sales	$11,269,901	$9,695,013
Net (loss)	(557,534)	(242,134)
(Loss) per share:
Basic	(0.24)	(0.10)
Diluted	(0.24)	(0.10)
Weighted average number of common shares outstanding:
Basic	2,317,315	2,384,315
Diluted	2,317,315	2,384,315

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
ASSETS
Cash and investments	$2,544,011	$4,728,238
Accounts receivable and amount due from factor	2,461,472	2,200,490
Inventory	4,901,441	4,928,140
Prepaid expenses	430,210	481,429
TOTAL CURRENT ASSETS	10,337,134	12,338,297

INVESTMENT IN HONG KONG JOINT VENTURE	13,481,034	13,256,930
PROPERTY, PLANT AND EQUIPMENT – NET	236,152	263,834
OTHER ASSETS AND DEFERRED TAX ASSET - NET	2,387,081	2,194,901
TOTAL ASSETS	$26,441,401	$28,053,962

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued expenses	$670,053	$1,223,034
Accrued liabilities	161,610	153,940
TOTAL CURRENT LIABILITIES	831,663	1,376,974

LONG TERM OBLIGATION	25,000	25,000

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,300,759 and 2,366,848 at December 31, 2012 and December 31, 2011, respectively	23,008	23,668
Additional paid-in capital	12,781,343	13,029,245
Retained earnings	12,780,387	13,599,075
TOTAL SHAREHOLDERS’ EQUITY	25,584,738	26,651,988

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$26,441,401	$28,053,962